                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ______________

                       AMENDMENT NO. 1 TO SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                           MILGRAY ELECTRONICS, INC.
                     ------------------------------------
                           (Name of Subject Company)


                           MILGRAY ELECTRONICS, INC.
                     ------------------------------------
                       (Name of Person Filing Statement)


                    COMMON STOCK, PAR VALUE $.25 PER SHARE
                    --------------------------------------
                        (Title and Class of Securities)


                                  599751 10 4
                    --------------------------------------
                     (CUSIP Number of Class of Securities)

                                 RICHARD HYMAN
                            EXECUTIVE VICE PRESIDENT
                           MILGRAY ELECTRONICS, INC.
                              77 SCHMITT BOULEVARD
                          FARMINGDALE, NEW YORK 11735
                                 (516) 420-9800
                   ---------------------------------------
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notice and
                        Communications on Behalf of the
                            Person Filing Statement)



                                    COPY TO

                           HERSCHEL M. WEINBERG, ESQ.
                              110 EAST 59TH STREET
                            NEW YORK, NEW YORK 10022
                            TELEPHONE (212) 980-2600
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Item 4(a) of Schedule 14D-9 is hereby amended to read as follows:

        (a) Recommendations of the Board of Directors. The Board of Directors of the Company has unanimously approved the Offer and the Merger and determined that the Offer and the Merger and the transactions contemplated thereby are fair to and in the best interests of the Company's shareholders as a group and the Board unanimously recommends that the shareholders of the Company, as a group, accept the Offer, tender their Shares thereunder to Purchaser and approve and adopt the Merger Agreement and the Merger. Shareholders are urged to consult with their financial and/or tax advisers prior to making any determination whether or not to tender in the Offer or vote to approve the Merger.
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                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        December 24, 1996
                                ------------------------------------------
                                              (Date)

                                        /s/ John Tortorici
                                -------------------------------------------
                                             (Signature)

                                   John Tortorici, Vice President-Finance
                                --------------------------------------------
                                           (Name and Title)